

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Nathan Givoni
Chief Executive Officer
Gelteq Limited
Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

> **Re: Gelteq Limited**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.11, and 10.23**
> **Filed August 30, 2022**
> **File No. 333-267169**

Dear Nathan Giovini:

　　We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance